UNITED MICROELECTRONICS CORPORATION

No. 3 Li-Hsin Road II

Hsinchu Science Park

Hsinchu City, Taiwan, Republic of China

November 6, 2020

VIA EDGAR

Ms. Melissa Raminpour

Ms. Effie Simpson

Office of Manufacturing

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	UNITED MICROELECTRONICS CORP

Form 20-F for the Year Ended December 31, 2019

Filed April 28, 2020

File No. 001-15128

Dear Ms. Raminpour and Ms. Simpson:

Reference is made to the letter we received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 29, 2020 regarding the Annual Report on Form 20-F for the year ended December 31, 2019 (the “Form 20-F”) of United Microelectronics Corp (the “Company”).

We set forth below our responses to the comments contained in the Staff’s letter. For your convenience, we have reproduced the Staff’s comments in italicized boldface type below and keyed our response accordingly.

Form 20-F for the Fiscal Year Ended December 31, 2019

General

1.

We note that many of the exhibits in your Form 6-Ks were not filed as indicated. For example, we refer you to Exhibit 99 of your Form 6-K filed on October 22, 2020. Pursuant to Item 601(1) and (2) of Regulation S-K, an exhibit must be filed as indicated or shall include an active hyperlink to the exhibit separately filed on EDGAR, if it is incorporated by reference. Please confirm you will comply with this requirement for future filings.

The Company confirms that it will comply with this requirement by filing the exhibit as indicated or including an active hyperlink to the exhibit for future filings.

Exhibits, page 100

2.

We note that two of the three certifications shown in Exhibits 12.1 and 12.2 have been signed by Co-presidents and Directors. Please note that Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934 require that each quarterly and annual report that an issuer files with the Commission under Section 13(a) or 15(d) of the Exchange Act include a certification from the issuer’s principal executive officer and principal financial officer, or persons performing similar functions. Please tell us what consideration was given to Stan Hung, Chairman, Director and Chief Strategic Officer signing a certification rather than the two Co-Presidents and Directors. In your response, please confirm which role you view to be the principal executive officer role and describe the roles of the Co-presidents and Directors as compared to the Chairman, Director and Chief Strategic Officer. We may have further comment upon reviewing your response.

The Company respectfully advises the Staff that it views Mr. Jason Wang and Mr. Shan-Chieh Chien, its Co-Presidents and Directors, as the principal executive officers or persons performing similar functions. In 2017, the board of directors (the “Board”) had appointed Mr. Wang and Mr. Chien as Co-Presidents of the company, following former CEO Po-Wen Yen’s retirement, and the Board has delegated the Co-Presidents with the final authority to direct all aspects of the Company’s business and operational affairs. The Co-Presidents are collectively accountable for the overall performance of UMC and responsible for making day-to-day decisions and performing policy making functions for the Company. Mr. Jason Wang performs certain principal executive functions in connection with the Company’s business aspects, including corporate strategy and planning, sales and marketing, and customer engineering, and Mr. Chien performs certain principal executive functions in connection with the Company’s core manufacturing and technology aspects, including research and development and operations. The Company further advises the Staff that, compared to Mr. Wang’s and Mr. Chien’s close involvement in and authority to direct the Company’s management and operations, Mr. Stan Hung, its Chairman, Director and Chief Strategy Officer, primarily sets goals for performance and supervises certain aspects in the execution of plans and provides feedback to the Co-Presidents. Given that Mr. Wang and Mr. Chien possess the requisite power and authority to direct the management, functions and operations of the Company, the Company believes that they are deemed “principal executive officers” and thus should provide the certification pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act of 1934.

* * * * *

In responding to the Staff’s comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should you have any questions or wish to discuss the foregoing, please contact the Company’s U.S. counsel, Yi Gao at +852-2514-7620 or Howie Farn at +852-2514-7668 of Simpson Thacher & Bartlett LLP.

Sincerely,

/s/ Chitung Liu
Chitung Liu Chief Financial Officer

cc:	Yi Gao
Howie Farn Simpson Thacher & Bartlett LLP

3